WesBanco

By all accounts, better.

Keefe, Bruyette & Woods
2015 Community Bank Conference
New York, NY
July 28-29, 2015

Forward-Looking Statements

Forward-looking statements in this report relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with WesBanco's 2014 Annual Report on Form 10-K and documents subsequently filed by WesBanco with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015, which are available at the SEC's website, www.sec.gov or at WesBanco's website, www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's most recent Annual Report on Form 10-K filed with the SEC under "Risk Factors" in Part I, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update forward-looking statements.

WesBanco* at a Glance

- Mid-Atlantic Bank Headquartered in Wheeling, West Virginia
- Assets: $8.4 billion
- Founded in 1870
- 34 banks/24 companies acquired in 26 years
- Geographic Loan Distribution: West Virginia (40%), Ohio (34%) and Western Pennsylvania (26%)
- Geographic Deposit Distribution: West Virginia (42%), Ohio (31%) and Western Pennsylvania (27%)
- 142 Financial Centers and 130 ATMs
- Wealth management, securities brokerage, insurance and proprietary family of mutual funds

*Traded as WSBC on NASDAQ Global Stock Market.

WesBanco
By all accounts, better.

Experienced Management Team

Executive	Position	Years in Banking	Years w/ WSBC
James Gardill	Chairman of the Board	43*	43
Todd Clossin	President & CEO	31	2
Robert Young	EVP & CFO	29	14
Ivan Burdine	EVP & Chief Credit Officer	35	2
Jonathan Dargusch	EVP – Trust & Investments	34	5
Jay Zatta	EVP – Chief Lending Officer	29	7
Lynn Asensio	EVP – Retail Administration	37	10
Michael Perkins	EVP – Chief Risk and Admin.	20	20

*As legal counsel to WesBanco.

WesBanco
By all accounts, better.

Recent Accomplishments

- Completed acquisition of ESB Financial Corporation (February 2015).
- Increased dividends to shareholders 8 times in last 4 ½ years representing a 64.3% increase.
- Earned five consecutive "Outstanding" CRA ratings.
- Outperformed the S&P 500 over the past 38 years.
- Achieved "5 Star" Bauer Financial Rating.
- Named to 2014 KBW Bank Honor Roll.

Differentiating Themes

- Three State Diversified (emerging) Regional Financial Services Company
  - Wesmark Funds (proprietary mutual funds, approaching $1 billion in assets.
  - Trust Business (one of the largest in the Midwest amongst peer banks, 100 years old with $3.8 billion in assets under management and supervision.
  - Shale Deposit Growth (93% of deposit footprint in shale related areas).
  - Geographic Diversity (strong legacy market share, three major metro markets).
  - Geographic Diversification Strategy – past 10 years (top 10 market share Pittsburgh and Columbus MSA's with 66% of loan balances now located in Ohio and Pennsylvania).

WesBanco
By all accounts, better.

Differentiating Themes (cont.)

- Balanced (diversified) Revenue Growth Engines
  - Earnings impacted by margin but peaks and valley's smoothed out by other businesses.
  - Rebalancing loan mix strategy (double digit % growth in C&I and HELOC).
  - Rebalancing deposit mix (moved from 14% DDA to 20% DDA over the past 7 years).
  - Debit card revenue now exceeds overdraft/NSF revenue.
  - Balanced (diversified) Revenue Growth Engines.
- Efficiency Ratio 56.1%; Driven by Positive Operating Leverage.
- Cross-Sell Ratio Improving From 3.2 to 4.1 Over the Past 18 months with all Markets over 4.0.

WesBanco
By all accounts, better.

Organic Growth Opportunities

Expanding Franchise in Contiguous Markets


Adrian
Ashtabula
Warren
Pearl Beach
Toledo
Mentor
Meadville
Sandusky
Cleveland
Bowling Green
Howland Corners
Warsaw
Elyria
Parma
Clarion
Fort Wayne
Norwalk
Akron
Youngstown
Findlay
Barberton
Ossian
Lima
Bucyrus
Mansfield
Canton
Celina
Marion
Indiana
New Philadelphia
Sidney
Mount Vernon
Coshocton
Muncie
Piqua
Bethel Park
Trotwood
Lancaster
Fairmont
Chillicothe
Keyser
Jackson
Parkersburg
Ripley
Buckhannon
Elkins
Madison
Maysville
Portsmouth
Glade View
Louisville
Frankfort
Morehead
Staunton
Lexington
Fort Knox
Richmond
Guyan Terrace
Beckley
Lewisburg
South River
Elizabethtown
Malaga
Pikeville
Campbellsville
Burning Springs
Daniel Boone
Blacksburg
Roanoke
Somerset
bing
© 2014 Nokia © 2014 Microsoft Corporation

WesBanco Inc.
120 Branches

ESB Financial Corp.
22 Branches

WesBanco
By all accounts, better.

Wealth Management Capabilities and Growth Trends

- $3.8B of trust assets under management/custody; over $200 million in private banking assets.
- Over 5,000 trust and 1,100 private banking relationships.
- Combined Trust, Securities Brokerage and Private Banking under one executive team.
- 10 locations in WV, OH & PA.
- Improving performance as asset values have grown.
- Shale related opportunities.
- Product capabilities:
  - Trust and Investment management
  - WesMark Funds
  - Estate planning
  - Financial planning
  - Securities sales
  - Retirement planning
  - Insurance – personal and commercial lines, title and health insurance.
  - Private client services.


Assets Under Management ($B)
Management Fees ($MM)
Net Securities Brokerage Revenue ($MM)
$17.2
$18.0
$19.6
$21.1
$23.2*
$3.0
$3.2
$3.7
$3.8
$3.8
$4.4
$4.6
$6.2
$6.9
$7.9*
2011
2012
2013
2014
6/30/2015

*Annualized

WesBanco By all accounts, better.

Increased Productivity, Improvement & Enhancement of the Commercial Team

- Dedicated C&I and Business Banking teams in our urban markets with dedicated management.
- New product capabilities in SWAP, Treasury Management and Government leasing.
- Realignment of resources from lower growth to higher growth markets.
- Loan portfolio and fee income per RM has increased over the past 5 years.
- ROE - based pricing models used.
- Improved alignment between all commercial business lines; single point of leadership.

WesBanco
By all accounts, better.

Retail Sales/Service Distribution Strategies

- All financial centers within 4 hour drive of headquarters, efficient and tight network distribution (talent/marketing). Centralized Wheeling-based back office support functions.
- Installation of instant issue debit card machines which are EMV capable in all branches. Electronic banking fees now exceed monthly NSF/OD income.
- Licensed Banker Platform produced over $28 million in securities sales in 2015 for over $1 million in gross revenue.
- $56 million in Business Banking loans produced during 2014.
- Full integration of CRM system to ensure relationship building and referrals between business partners.
- Financial center optimization underway to include technology deployments and an omni-channel distribution model. Over the past 5 years; closed 7 offices, downsized 3 others and opened 3 new offices in more attractive markets.
- Installation of TCR machines in branches has reduced FTE count by 75 since 2013.
- Full suite of treasury management products – adding international services, enhancing wire and lockbox capabilities.

WesBanco

By all accounts, better.

Loan Category Growth


% Loan Growth since 2011
120%
100%
80%
60%
40%
20%
0%
-20%
2011
2012
2013
2014
YTD 2015
Comm. RE
C&I
Res RE
HE Lines
Consumer

WesBanco
By all accounts, better.

Net Cumulative Change in Loan, Deposit, and Capital Balances ($ millions)


$
2450
1950
1450
950
450
(50)
2Q'11
3Q'11
4Q'11
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
2Q'13
3Q'13
4Q'13
1Q'14
2Q'14
3Q'14
4Q'14
1Q'15
2Q'15
Loan Growth
Deposit Growth
Capital Growth

2/10/15 acquisition of ESB Financial.
11/30/12 acquisition of Fidelity Bancorp.

WesBanco
By all accounts, better.

Diversified Operating Non-interest Income*



Gain Mort. Loan Sales
Other Inc.
Insurance
Securities brokerage
Trust
Service charges & Fees
($MM)
$60.2
$62.6
$68.7
$68.6
$72.7
2011
2012
2013
2014
6/30/2015
Annualized

- Non-interest income contributed 24% of net revenue YTD 2015.
- Non-bank offerings (trust, insurance, securities) contributed $17.0 million to YTD 2015 revenue.
- Securities brokerage revenue has increased 1.8% YTD 2015.
- Trust fees have increased 6.2% YTD 2015.
- 1Q'15 included a $376 thousand gain in BOLI income due to mortality payouts.

* Operating non-interest income excludes G/L on securities and G/L on sale of OREO property. See non-GAAP measures for additional information.

WesBanco By all accounts, better.

Risk Management Update

- Preparing for $10 billion Dodd-Frank threshold.
  - A schedule of key regulatory requirements that are applicable at the $10 billion mark has been developed and management is tracking progress and providing updates to the Board of Directors.
  - Staffing analysis, talent reviews and technology assessments are being completed to further organization readiness.

- Internal project management office (PMO).
  - Ensures projects effectiveness and overall timeliness.
  - Adherence to defined scope, resources, budget, and mitigation practices.
  - Project advisory and governance groups for management/board reporting.

- Stress testing
  - Conducted similar to the Comprehensive Capital Analysis and Review (CCAR) consistent with our size/complexity.
  - Includes liquidity and loan portfolio stress testing.
  - Reviewed annually with senior management, board and regulators.

- Enhancing an already strong compliance management system
  - Ongoing assessment of consumer compliance and BSA/AML related risk and regulator expectations to strengthen overall compliance practices.
  - Over next two years, expecting to add 6-10 FTE's to compliance overall.

WesBanco
By all accounts, better.

Information Technology Capabilities

- Scalable technology infrastructure permitting organic and acquisition related growth without significant additional investment.

- Use technology to reduce travel cost and enhance communication through video conferencing capabilities across expanding footprint.

- Reduced communication cost by 43% from 2013 through implementation of company-wide modernization of the communication infrastructure, upgrade of corporate phone systems and complete installation of thin-client technology with elimination of all desktop/laptop computers.

- Participate/contribute to global information security forums/councils. Collaboration with peers to protect common interest of secure financial industry along with protection of customers' information.

M & A Advantages

- History of successful acquisitions which have provided improved earnings.
- Focus on targeted M & A in existing markets and new higher-growth metro areas within a 5-hour drive.
- Ability to execute merger transactions quickly (Fidelity / ESB mergers completed 3-4 months).
- Adequate capital and liquidity to close deals.
- Experienced senior management, IT platform and back office know-how assists early deal completion/efficiencies.
- Community bank look and feel.
- Long-term focus on shareholder returns.
- Total return exceeds the S&P 500 over the last 38 years.

WesBanco
By all accounts, better.

Financial Information

YTD Performance Comparison

($ in thousands, except diluted earnings per share)	For the Six months Ended June 2014	For the Six months Ended June 2015	% Change
Core Operating Net Income*	$35,296	$42,563	20.6%
Diluted Core Operating Earnings Per Share*	$ 1.20	$ 1.17	(2.5%)
Provision for Credit Losses	$3,048	$3,970	30.2%
Core Operating Return on Average Tangible Assets*	1.23%	1.19%	(3.3%)
Core Operating Return on Average Tangible Equity*	16.17%	14.48%	(10.5%)
Core Operating Efficiency Ratio, excludes restructuring and merger related expenses*	59.08%	56.18%	(4.9%)

*See non-GAAP measures for additional information relating to the calculation of this item.

WesBanco By all accounts, better.

Five Year Earnings Trend

($ in thousands, except diluted earnings per share)	**YTD December 2010**	**YTD December 2011**	**YTD December 2012**	**YTD December 2013**	**YTD December 2014**
Net Income	$35,611	$43,809	$49,544	$63,925	$69,974
Diluted Earnings Per Share	$ 1.34	$ 1.65	$ 1.84	$ 2.18	$ 2.39
Provision for Credit Losses	$44,578	$35,311	$19,874	$ 9,086	$ 6,405
Return on Average Assets	0.66%	0.81%	0.88%	1.05%	1.12%
Return on Average Tangible Equity*	11.56%	13.18%	13.57%	15.79%	15.39%
Net Interest Margin (FTE)	3.60%	3.66%	3.53%	3.58%	3.61%
Efficiency Ratio, excludes restructuring and merger related expenses*	60.81%	59.50%	60.98%	60.99%	59.59%

*See non-GAAP measures for additional information relating to the calculation of this item.

Net Interest Margin



NIM
Yield on Earning Assets
Cost of Funds
3.56%
4.20%
0.77%
3.52%
4.13%
0.73%
3.58%
4.09%
0.63%
3.63%
4.08%
0.56%
3.64%
4.06%
0.52%
3.58%
3.98%
0.51%
3.60%
3.96%
0.47%
3.59%
3.93%
0.43%
3.44%
3.76%
0.41%
2Q'13
3Q'13
4Q'13
1Q'14
2Q'14
3Q'14
4Q'14
1Q'15
2Q'15

WesBanco
By all accounts, better.

Summary – Capital Ratios



Total Risk Based Capital
Tangible Equity to Tangible Assets *
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
14.56%
7.74%
14.62%
7.91%
14.81%
7.88%
14.92%
7.78%
14.30%
7.68%
2Q'14
3Q'14
4Q'14
1Q'15
2Q'15

*See non-GAAP financial measures for additional information relating to the calculation of this ratio.

WesBanco By all accounts, better.

Securities Portfolio – Quality & Liquidity

Securities = $2.4 B
~29.2% of total assets


US Govt. Agencies 3.3%
Municipals, 33.2%
Agency Mortgage-Backed & CMOs, 55.4%
Equities & Others, 8.1%

- **Average tax-equivalent portfolio yield of 2.79%.**
- **WAL approx. 4.6 years; modified duration 4.1%.**
- **Over 55% unpledged.**
- **Net unrealized AFS securities losses of $1.3 million at 6/30/15; total net unrealized portfolio gain with HTM of $14.5 million.**

WesBanco
By all accounts, better.

Diversified Loan Portfolio
6/30/15



Total Loans = $4.9 B
Comm. & Ind., 14.8%
LHFS, 0.2%
Consumer, 7.8%
HELOC, 7.7%
Res. Real Estate, 25.1%
Comm. Real Estate, 44.4%
Comm. Real Estate = $2.2 B
Const & Dev. 14.1%
Investor-owned 64.8%
Owner-occupied 21.1%

Reduction in NPA's and C&C Loans



10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2Q'11
3Q'11
4Q'11
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
2Q'13
3Q'13
4Q'13
1Q'14
2Q'14
3Q'14
4Q'14
1Q'15
2Q'15
NPA's as a % of total Loans
Criticized & Classified Loans as a % of total Loans

WesBanco
By all accounts, better.

Allowance Coverage



1.8%
1.6%
1.4%
1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$-
2Q'13
3Q'13
4Q'13
1Q'14
2Q'14
3Q'14
4Q'14
1Q'15
2Q'15
Provision for credit losses
ALL as a % of total loans
Non performing loans as a % of total loans
($000)

WesBanco
By all accounts, better.

Interest Rate Sensitivity

Immediate Change in Interest Rates	% Change in Net Interest Income from Base Over One Year	
	June 30, 2015	December 31, 2014
Up 1% Rate Shock	+1.2%	+1.9%
Up 2% Rate Shock	+1.0%	+2.1%
Up 3% Rate Shock	-0.2%	+0.9%
Up 2% Rate Ramp	+2.1%	+1.9%
Down 1% Rate Shock	-1.6%	-1.8%
EVE Up 2% Rate Shock *	1.1%	6.0%
EVE Down 1% Rate Shock *	-6.8%	-11.0%

* EVE – economic value of equity, which is defined as the market value of equity in various increasing and decreasing rate scenarios.

WesBanco
By all accounts, better.

Stock Price and Dividend Information

Dividends Per Share


December 2014 Dividend Payout Ratio = 36.82% as of 12/31/14
64.3% increase over past 4 ½ years
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
1Q'11 2Q'11 3Q'11 4Q'11 1Q'12 2Q'12 3Q'12 4Q'12 1Q'13 2Q'13 3Q'13 4Q'13 1Q'14 2Q'14 3Q'14 4Q'14 1Q'15 2Q'15

WesBanco dividend yield is 2.70% compared to SNL Banks $5B-10B peer group of 2.30%.

WesBanco
By all accounts, better.

Investment Rationale

- Strong regulatory capital.
- Proven acquisition-oriented growth strategy.
- Liquidity to fund additional lending capacity.
- Asset quality compares favorably with regional and national peers.
- Diversity of earnings stream.
- Potential upside market appreciation due to lower than peer P/E ratio.

WesBanco
By all accounts, better.

Appendix

Non-GAAP Financial Measures

Core Operating Net Income & EPS

($ in thousands except earnings per share amounts)	6 months ended 6/30/14	6 months ended 6/30/15
Net income	$ 35,296	$ 35,512
Plus: Restructuring and merger-related expense (net of tax)	0	7,051
Core operating net income	$ 35,296	$ 42,563
Average common shares - diluted	29,293,424	36,504,671
Core operating earnings per common share - diluted	$ 1.20	$ 1.17

Non-GAAP Financial Measures

Core Operating Efficiency Ratio

($ in thousands)	6 months ended 6/30/14	6 months ended 6/30/15
Non-interest expense	$ 80,398	$ 100,047
Less: restructuring and merger related expense	(0)	(10,848)
Less: amortization of intangibles	(977)	(1,510)
Non-interest expense excluding restructuring and merger related expense	$ 79,421	$ 87,689
Net interest income (on a fully taxable equivalent basis)	$ 99,304	$ 119,841
Non-interest income	35,290	36,254
Less: Securities gains/losses	(175)	(22)
Total income	$134,419	$156,073
Non-interest expense / total income (efficiency ratio)	59.08%	56.18%

Non-GAAP Financial Measures

Efficiency Ratio

($ in thousands)

	2010	2011	2012	2013	2014
Non-interest expense	$ 141,152	$ 140,295	$ 150,120	$ 160,998	$ 161,633
Less: restructuring and merger related expense	(175)		(3,888)	(1,310)	(1,309)
Non-interest expense excluding restructuring and merger related expense	140,977	140,295	146,232	159,688	160,324
Net interest income (on a fully taxable equivalent basis)	172,235	175,885	175,027	192,556	200,545
Non-interest income	59,599	59,888	64,775	69,285	68,504
Total income	231,834	235,773	239,802	261,841	269,049
Non-interest expense / total income (efficiency ratio)	60.81%	59.50%	60.98%	60.99%	59.59%

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Tangible equity to tangible assets

($ in thousands)	2010	2011	2012	2013	2014
Total shareholder's equity	$ 606,863	$ 633,790	$ 714,184	$ 746,595	$ 788,190
Less: goodwill & other intangible assets, net of def. tax liabilities	(281,534)	(279,967)	(320,399)	(318,161)	(316,914)
Tangible equity	$ 325,329	$ 353,823	$ 393,785	$ 428,434	$ 471,276
Total assets	$5,361,458	$5,536,030	$6,078,717	$6,144,773	$6,296,565
Less: goodwill & other intangible assets, net of def. tax liabilities	(281,534)	(279,967)	(320,399)	(318,161)	(316,914)
Tangible assets	$5,079,924	$5,256,063	$5,758,318	$5,826,612	$5,979,651
Tangible equity to tangible assets	**6.40%**	**6.73%**	**6.84%**	**7.35%**	**7.88%**

WesBanco

By all accounts, better.

Non-GAAP Financial Measures

Tangible equity to tangible assets

($ in thousands)	2Q'14	3Q'14	4Q'14	1Q'15	2Q'15
Total shareholder's equity	$ 778,625	$ 788,784	$ 788,190	$ 1,091,384	$ 1,094,653
Less: goodwill & other intangible assets, net of def. tax liabilities	(317,527)	(317,217)	(316,914)	(488,911)	(488,949)
Tangible equity	$ 461,098	$ 471,567	$ 471,276	$ 602,473	$ 605,704
Total assets	$6,277,020	$6,278,494	$6,296,565	$8,233,279	$8,375,419
Less: goodwill & other intangible assets, net of def. tax liabilities	(317,527)	(317,217)	(316,914)	(488,911)	(488,949)
Tangible assets	$5,959,493	$5,961,277	$5,979,651	$7,744,368	$7,886,470
Tangible equity to tangible assets	**7.74%**	**7.91%**	**7.88%**	**7.78%**	**7.68%**

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Net Operating non-interest income

($ in thousands)

	2011	2012	2013	2014	2015*
Non-interest income	$ 59,888	$ 64,775	$ 69,285	$ 68,504	$ 73,109
Less: Net securities gains	963	2,463	684	903	44
Less: net gains/losses on other real estate owned and other assets	(1,290)	(305)	(81)	(1,006)	373
Net operating non-interest income	$ 60,215	$ 62,617	$ 68,682	$ 68,607	$ 72,692

*Annualized

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Core Operating Return on Average Tangible Assets

($ in thousands)

	6/30/14 YTD	6/30/15 YTD
Net income	$ 71,177	$ 71,612
Plus: amortization of intangibles* (tax effected at 35%)	1,281	1,979
Plus: merger related items (tax effected at 35%)	0	14,219
Net income before amortization of intangibles*	$ 72,458	$ 87,810
Average assets	$6,203,160	$7,796,400
Less: average goodwill & other intangibles, net of def. tax liabilities	(317,836)	(394,957)
Average tangible assets	$5,885,324	$7,401,443
Return on average tangible assets	1.23%	1.19%

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Core Operating Return on Average Tangible Equity

($ in thousands)

	6/30/14 YTD	6/30/15 YTD
Net income	$ 71,177	$ 71,612
Plus: amortization of intangibles* (tax effected at 35%)	1,281	1,979
Plus: merger related items (tax effected at 35%)	0	14,219
Net income before amortization of intangibles*	$ 72,458	$ 87,810
Average total shareholders' equity	$ 765,985	$1,001,344
Less: average goodwill & other intangibles, net of def. tax liabilities	(317,836)	(394,957)
Average tangible equity	$ 448,149	$ 606,387
Return on average tangible equity	16.17%	14.48%

WesBanco

By all accounts, better.

Non-GAAP Financial Measures

Core Operating Return on Average Tangible Equity

($ in thousands)

	2011	2012	2013	2014	2Q'15
Net income	$ 43,809	$ 49,544	$ 63,925	$ 69,974	$ 71,612
Plus: amortization of intangibles* (tax effected at 35%)	1,566	1,398	1,487	1,248	1,979
Plus: merger related items (tax effected at 35%)	0	2,527	852	851	14,219
Net income before amortization of intangibles*	45,375	53,469	66,264	72,073	87,810
Average total shareholders' equity	625,061	656,684	733,249	780,423	1,001,344
Less: average goodwill & other intangibles, net of def. tax liabilities	(280,718)	(281,326)	(318,913)	(317,523)	(394,957)
Average tangible equity	344,343	375,358	414,336	462,900	606,387
Return on average tangible equity	**13.18%**	**14.24%**	**15.99%**	**15.57%**	**14.48%**

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Return on Average Tangible Equity

($ in thousands)

	2010	2011	2012	2013	2014
Net income	$ 35,611	$ 43,809	$ 49,544	$ 63,925	$ 69,974
Plus: amortization of intangibles* (tax effected at 35%)	1,774	1,566	1,398	1,487	1,248
Net income before amortization of intangibles*	37,385	45,375	50,942	65,412	71,222
Average total shareholders' equity	605,742	625,061	656,684	733,249	780,423
Less: average goodwill & other intangibles, net of def. tax liabilities	(282,389)	(280,718)	(281,326)	(318,913)	(317,523)
Average tangible equity	323,353	344,343	375,358	414,336	462,900
Return on average tangible equity	**11.56%**	**13.18%**	**13.57%**	**15.79%**	**15.39%**

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Core Operating Return on Average Tangible Assets

($ in thousands)

	2011	2012	2013	2014	2Q'15
Net income	$ 43,809	$ 49,544	$ 63,925	$ 69,974	$ 71,612
Plus: amortization of intangibles* (tax effected at 35%)	1,566	1,398	1,487	1,248	1,979
Plus: merger related items (tax effected at 35%)	0	2,527	852	851	14,219
Net income before amortization of intangibles*	45,375	53,469	66,264	72,073	87,810
Average total assets	5,440,243	5,606,386	6,109,311	6,253,253	7,796,400
Less: average goodwill & other intangibles, net of def. tax liabilities	(280,718)	(281,326)	(318,913)	(317,523)	(394,957)
Average tangible assets	5,159,525	5,325,060	5,790,398	5,935,730	7,401,443
Return on average tangible assets	**0.84%**	**1.00%**	**1.14%**	**1.21%**	**1.19%**

WesBanco
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WesBanco®

By all accounts, better.